

Mail Stop 3628

September 5, 2008

By Facsimile and U.S. Mail
Brian A. Markison
Chairman, President and Chief Executive Officer
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, TN 37620

   Re: Alpharma Inc.
     Additional Soliciting Material filed pursuant to Rule 14a-12
     Filed September 3, 2008 by King Pharmaceuticals, Inc.
     File No. 001-08593

Dear Mr. Markison:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Additional Soliciting Material

1. Please provide to us, and in future filings revise to disclose, your support for any statements relating to the company's financial and market performances, any projections or numerical conclusions with respect to the transactions you have proposed to acquire Alpharma, including but not limited to the following assertions:

- "Importantly, in 2008, we expect cash flow from operations to range from $400 million to $450 million."
- "Achieving a 5% marketshare of the immediate-release and extended-release opioid markets would translate into an opportunity of over $700 million in annual revenue at branded pricing."

  Specifically, please disclose any assumptions, any factors considered and any limitations on estimates. Refer to SEC Release 34-16833 for guidance.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Ivan Presant, Esq.
       Dewey & LeBoeuf LLP